Exhibit 99.1

Stratasys Releases Fourth Quarter and Full Year 2023 Financial Results

●	Fourth quarter revenue of $156.3 million, 1.3% higher than the fourth quarter 2022 excluding divestitures, and 1.9% lower than the actual fourth quarter 2022 revenues

●	Record-level recurring revenue for consumables reflects continued strong printer utilization

●	Fourth quarter GAAP net loss of $15.0 million, or $0.22 per diluted share, and non-GAAP net income of $1.6 million, or $0.02 per diluted share

●	Tenth straight quarter of adjusted profitability

●	Full year revenue of $627.6 million, 1.3% higher than 2022, excluding divestitures, and 3.7% lower than the actual full year 2022 revenues

●	Full year GAAP net loss of $123.1 million, or $1.79 per diluted share, and non-GAAP net income of $7.7 million, or $0.11 per diluted share

●	$162.6 million cash and equivalents and no debt at year-end 2023

●	Stratasys board of directors continues its comprehensive strategic alternatives process

●	Provides 2024 Outlook

MINNEAPOLIS & REHOVOT, Israel - (BUSINESS WIRE) - March 7, 2024 - Stratasys Ltd. (Nasdaq: SSYS), a leader in polymer 3D printing solutions, today announced financial results for the fourth quarter and full year 2023.

Dr. Yoav Zeif, Stratasys’ Chief Executive Officer stated, “We continued to differentiate ourselves in 2023, achieving our tenth consecutive quarter of profitability on an adjusted basis. We also delivered 1.3% full year revenue growth when adjusted for divestitures despite a persistently challenging backdrop for our customers. Revenue in the fourth quarter was driven by another record for consumables sales, demonstrating how utilization of our systems remains strong, while a relentless focus on cost control contributed to improved margins.”

Dr. Zeif continued, “We are innovating and investing as we expand our leadership in additive manufacturing. Our newest and most advanced FDM offering, the F3300, is building a strong pipeline of interest after announcing Toyota as its first customer, and engagement across our entire suite of offerings remains robust. As macro-economic conditions normalize and capital spending constraints ease, we believe the pent-up demand for our best-in-class offerings will unlock, driving the next phase of outsized growth and increased profitability for our company.”

Summary - Fourth Quarter 2023 Financial Results Compared to Fourth Quarter 2022:

●	Revenue of $156.3 million compared to $159.3 million.

●	GAAP gross margin of 44.7%, compared to 43.1%.

●	Non-GAAP gross margin of 48.8%, compared to 48.4%.

●	GAAP operating income of $5.7 million, compared to operating income of $1.6 million.

●	Non-GAAP operating income of $2.0 million, compared to operating income of $5.1 million.

●	GAAP net loss of $15.0 million, or $0.22 per diluted share, compared to a net loss of $2.4 million, or $0.04 per diluted share.

●	Non-GAAP net income of $1.6 million, or $0.02 per diluted share, compared to net income of $4.6 million, or $0.07 per diluted share.

●	Adjusted EBITDA of $7.7 million, compared to $10.7 million.

●	Cash used in operations of $7.7 million, compared to cash used in operations of $18.1 million.

Summary - 2023 Financial Results Compared to 2022:

●	Revenue of $627.6 million compared to $651.5 million.

●	GAAP gross margin of 42.5%, compared to 42.4%.

●	Non-GAAP gross margin of 48.2%, compared to 48.0%.

●	GAAP operating loss of $87.6 million, compared to an operating loss of $57.2 million.

●	Non-GAAP operating income of $12.6 million, compared to operating income of $13.5 million.

●	GAAP net loss of $123.1 million, or $1.79 per diluted share, compared to a loss of $29.0 million, or $0.44 per diluted share.

●	Non-GAAP net income of $7.7 million, or $0.11 per diluted share, compared to net income of $10.3 million, or $0.15 per diluted share.

●	Adjusted EBITDA of $35.0 million, compared to $36.1 million.

●	Cash used in operations of $61.6 million, compared to cash used in operations of $75.4 million.

Financial Outlook:

Based on current market conditions and assuming that the impacts of global inflationary pressures, relatively high interest rates and supply chain costs do not impede economic activity further, the Company is providing the following outlook for 2024:

●	Full year revenue of $630 million to $645 million, improving sequentially through the year.

o	Compare to 2023 revenue of approximately $616 million excluding divestments and annualizing Covestro.

●	Based on current logistics and materials costs, full year gross margins of 49.0%-49.5%, improving sequentially through the year.

●	Full year operating expenses in a range of $292 million to $297 million.

●	Full year non-GAAP operating margins in a range of 2.5% to 3.5%.

●	GAAP net loss of $88 million to $72 million, or ($1.24) to ($1.01) per diluted share.

●	Non-GAAP net income of $9 million to $14 million, or $0.12 to $0.19 per diluted share.

●	Adjusted EBITDA of $40 million to $45 million.

●	Capital expenditures of $20 million to $25 million.

●	Positive cash flow from operating activities.

Non-GAAP earnings guidance excludes $29 million to $31 million of projected amortization of intangible assets, $26 million to $28 million of share-based compensation expense, and reorganization and other expenses of $29 million to $35 million. Non-GAAP guidance includes tax adjustments of $2 million to $3 million on the above non-GAAP items.

Appropriate reconciliations between historical GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Stratasys Ltd. Fourth Quarter 2023 Webcast and Conference Call Details

The Company plans to webcast its conference call to discuss its fourth quarter 2023 financial results on Thursday, March 7, 2024, at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=cZzaGlQr

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2023 and beyond, are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, relatively high interest rates, unfavorable currency exchange rates and uncertain economic conditions; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; the outcome of our board of directors’ comprehensive process to explore strategic alternatives for our company; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the potential adverse impact of recent global interruptions and delays involving freight carriers and other third parties on our supply chain and distribution network; global market, political and economic conditions, and in the countries in which we operate in particular; potential adverse effects of Israel’s retaliatory war against the terrorist organization Hamas; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2023, which we expect to file with the U.S. Securities and Exchange Commission, or SEC, in the coming days (the “2023 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2023 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2024, which will be furnished to the SEC throughout 2024, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and legal provisions, (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items, (iii) for certain non-GAAP measures, after eliminating the impact of changes attributable to currency exchange rate fluctuations, and (iv) after excluding changes in revenues solely attributable to divestitures of former subsidiary companies. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Yonah Lloyd

CCO, VP Investor Relations

Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets
(in thousands, except share data)
(Unaudited)

	December 31,	December 31,
	2023	2022
ASSETS

Current assets
Cash and cash equivalents	$82,585	$150,470
Short-term bank deposits	80,000	177,367
Accounts receivable, net of allowance for credit losses of $1,449 and $861 as of December 31, 2023 and December 31, 2022, respectively	172,009	144,739
Inventories	192,976	194,054
Prepaid expenses	7,929	5,767
Other current assets	24,596	27,823

Total current assets	560,095	700,220

Non-current assets
Property, plant and equipment, net	197,552	195,063
Goodwill	100,051	64,953
Other intangible assets, net	127,781	121,402
Operating lease right-of-use assets	18,895	18,122
Long-term investments	115,083	141,610
Other non-current assets	14,448	18,420

Total non-current assets	573,810	559,570

Total assets	$1,133,905	$1,259,790

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$46,785	$72,921
Accrued expenses and other current liabilities	36,656	45,912
Accrued compensation and related benefits	33,877	34,432
Deferred revenues - short-term	52,610	50,220
Operating lease liabilities - short-term	6,498	7,169

Total current liabilities	176,426	210,654

Non-current liabilities
Deferred revenues - long-term	23,655	25,214
Deferred income taxes	723	5,638
Operating lease liabilities - long-term	12,162	10,670
Contingent consideration	11,900	23,707
Other non-current liabilities	24,200	24,475

Total non-current liabilities	72,640	89,704

Total liabilities	249,066	300,358

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 69,656 shares and 67,086 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	195	187
Additional paid-in capital	3,091,649	3,048,915
Accumulated other comprehensive loss	(7,079)	(12,818)
Accumulated deficit	(2,199,926)	(2,076,852)
Total Equity	884,839	959,432

Total liabilities and equity	$1,133,905	$1,259,790

Stratasys Ltd.

Consolidated Statements of Operations
(in thousands, except per share data)
(Unaudited)

	Three Months Ended December 31,		Twelve Ended December 31,
	2023	2022	2023	2022

Revenues
Products	$110,388	$111,197	$433,741	$452,124
Services	45,949	48,062	193,857	199,359
	156,337	159,259	627,598	651,483

Cost of revenues
Products	58,275	58,180	226,510	234,601
Services	28,304	32,431	134,064	140,415
	86,579	90,611	360,574	375,016

Gross profit	69,758	68,648	267,024	276,467

Operating expenses
Research and development, net	25,078	21,387	94,425	92,876
Selling, general and administrative	39,006	45,665	260,179	240,750
	64,084	67,052	354,604	333,626

Operating income (loss)	5,674	1,596	(87,580)	(57,159)

Gain from deconsolidation of subsidiary	-	-	-	39,136
Financial income, net	846	2,309	2,993	229

Income (loss) before income taxes	6,520	3,905	(84,587)	(17,794)

Income tax expense	(637)	(2,658)	(5,782)	(5,454)

Share in losses of associated companies	(20,839)	(3,637)	(32,705)	(5,726)

Net loss	$(14,956)	$(2,390)	$(123,074)	$(28,974)

Net loss per share
Basic	$(0.22)	$(0.04)	$(1.79)	$(0.44)
Diluted	$(0.22)	$(0.04)	$(1.79)	$(0.44)

Weighted average ordinary shares outstanding
Basic	69,375	66,908	68,666	66,491
Diluted	69,375	66,908	68,666	66,491

		Three Months Ended December 31,
		2023	Non-GAAP	2023	2022	Non-GAAP	2022
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$69,758	$6,565	$76,323	$68,648	$8,423	$77,071
	Operating income (1,2)	5,674	(3,659)	2,015	1,596	3,456	5,052
	Net income (loss) (1,2,3)	(14,956)	16,604	1,648	(2,390)	6,940	4,550
	Net income (loss) per diluted share (4)	$(0.22)	$0.24	$0.02	$(0.04)	$0.11	$0.07

(1)	Acquired intangible assets amortization expense		5,446			7,297
	Non-cash stock-based compensation expense		879			1,041
	Restructuring and other related costs		240			85
			6,565			8,423

(2)	Acquired intangible assets amortization expense		1,688			2,370
	Non-cash stock-based compensation expense		6,997			7,664
	Restructuring and other related costs		461			874
	Revaluation of investments		-			560
	Contingent consideration		(23,206)			(19,490)
	Legal, consulting and other expenses		3,836			3,056
			(10,224)			(4,967)
			(3,659)			3,456

(3)	Corresponding tax effect and other expenses		489			1,770
	Equity method related amortization, divestments and impairments		19,790			1,714
	Finance expenses		(16)			-
			$16,604			$6,940

(4)	Weighted average number of ordinary shares outstanding - Diluted	69,375		69,801	66,908		67,231

		Twelve Months Ended December 31,
		2023	Non-GAAP	2023	2022	Non-GAAP	2022
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$267,024	$35,764	$302,788	$276,467	$36,016	$312,483
	Operating income (loss) (1,2)	(87,580)	100,207	12,627	(57,159)	70,691	13,532
	Net income (loss) (1,2,3)	(123,074)	130,783	7,709	(28,974)	39,235	10,261
	Net income (loss) per diluted share (4)	$(1.79)	$1.90	$0.11	$(0.44)	$0.59	$0.15

(1)	Acquired intangible assets amortization expense		19,603			28,158
	Non-cash stock-based compensation expense		3,701			4,082
	Restructuring and other related costs		12,460			(174)
	Impairment charges		-			3,949
			35,764			36,016

(2)	Acquired intangible assets amortization expense		9,167			8,950
	Non-cash stock-based compensation expense		27,917			29,378
	Restructuring and other related costs		7,087			2,737
	Revaluation of investments		4,880			3,777
	Contingent consideration		(22,329)			(18,293)
	Legal, consulting and other expenses		37,721			8,126
			64,443			34,676
			100,207			70,691

(3)	Corresponding tax effect		3,894			4,988
	Equity method related amortization, divestments and impairments		24,871			2,285
	Finance expenses		1,811			406
	Net gain from sale of business		-			(39,136)
			$130,783			$39,235

(4)	Weighted average number of ordinary shares outstanding - Diluted	68,666		69,233	66,491		67,068

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2024

(in millions, except per share data)
GAAP net loss	$(88) to $(72)

Adjustments
Stock-based compensation expense	$29 to $31
Intangible assets amortization expense	$26 to $28
Reorganization and other	$29 to $35
Tax expense (benefit) related to Non-GAAP adjustments	$2 to $3

Non-GAAP net income	$9 to $14

GAAP loss per share	$(1.24) to $(1.01)

Non-GAAP diluted earnings per share	$0.12 to $0.19